

May 31, 2013

Via E-mail
Mark C. Monaco
Chief Financial Officer
iPayment Holdings Inc.
126 East 56th Street, 33rd Floor
New York, NY 10022

> **Re:** **iPayment Holdings Inc. and iPayment Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File Nos. 333-177233-19 and 000-50280**

Dear Mr. Monaco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings, page 21

1. Please identify the former executives subject to your restitution and/or settlement agreements related to the financial misconduct that led to the restatement of your financial statements, and summarize their obligations under those agreements. Also, clarify the nature and extent of the obligations of the non-executive employee group and outside contractors under these agreements. Provide your analysis of whether disclosure of the arrangements with any of these former executives or outside contractors is required by Item 404 of Regulation S-K, and tell us, with a view to disclosure, the respective amounts owed to you by parties to these agreements that are related persons as defined by Item 404(a) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2012 and 2011, page 30

2.   We note that your results of operations discussion for year ended December 31, 2011 combines the results of the predecessor and successor companies. We do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the new basis of accounting resulting from the change in control. Instead, in future filings, you should separately discuss the historical results of the predecessor and the successor periods for 2011 as required by Item 303 of Regulation S-K. If you believe that a comparison of pro forma results would provide more meaningful information and/or a more relevant analysis of trends and changes, we will not object if you provide a supplemental analysis comparing the results of the subsequent periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to readers how the pro forma presentation was derived, why you believe the presentation is useful, and any potential risks associated with using such a presentation.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Long-Term Debt, page 58

3.   We note that iPayment, Inc.'s subsidiaries are guarantors of the 10.25% Notes. We further note that under certain circumstances, the guarantees of iPayment Inc.'s subsidiaries may be released. Please tell us what consideration was given to the financial statement and disclosure requirements of Rule 3-10(f) and (i) of Regulation S-X with regard to the subsidiary guarantees. Also, please tell us what consideration was given to disclosing the release provisions to the subsidiary guarantees.

Item 9A. Controls and Procedures, page 69

4.   We note your conclusions in your disclosure controls and procedures and internal control over financial reporting assessment that your "previously identified material weaknesses continued to exist as of December 31, 2012." While this disclosure seems to imply that your disclosure controls and procedures and internal control over financial reporting were not considered effective, you have not explicitly stated so. Please tell us and revise to disclose your conclusion regarding the effectiveness of disclosure controls and

procedures and internal control over financial reporting as of December 31, 2012. Please refer to Item 307 and Item 308(a)(3) of Regulation S-K.

Item 11. Executive Compensation, page 74

5.   On page 77, you disclose that Mr. Mark C. Monaco received a grant of equity awards pursuant to his employment agreement. Section 3(c) of Mr. Monaco's employment agreement filed as Exhibit 10.28 provides that his equity compensation "shall be determined by the Board and shall be commensurate with the equity awards granted to other senior executives of the Company." Please describe the factors the Board considered and the basis on which it established the size of Mr. Monaco's award in 2012. In future filings ensure that you provide a meaningful description of the bases on which awards are made and the performance criteria that must be satisfied for the performance units to vest.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82

6.   On page 48, you indicate that the embezzlement by your former officers, employees, and contractors involved the creation of false obligations to make residual and other payments and overstatement of certain vendor invoices. Please clarify whether any of these fraudulent transactions involved affiliates of your former executive officers, including those previously unknown prior to your internal investigation, which would require disclosure under Item 404(a) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark C. Monaco
iPayment Holdings, Inc. and iPayment Inc.
May 31, 2013
Page 4

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief